ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-156695

Dated December 8, 2011

Equities	ETRACS

ETRACS

A Full Suite of Equity Exchange Traded Notes

ETRACS offers you a broad array of exchange traded notes available for investment within the Information Technology sector. These exchange traded notes (ETNs) present gateways to emerging technology and investment niches in convenient, easy to access products. With an exchange traded security, you have the flexibility to change your investment daily to capitalize on your view.

Name	Ticker	Exposure to Underlying Index	Level of Diversification	Expected return, before fees and expenses	Compounding	Maturity Date	Annual Tracking Fee accrued on a daily basis
ETRACS Next Generation Internet ETN	EIPO	Unleveraged long exposure	20 social networking, Internet software and Internet services stocks	1x return of the UBS Next Generation Internet Index	None	July 19, 2041	0.65%
ETRACS Monthly 2xLeveraged Next Generation Internet ETN	EIPL	2xLeveraged exposure	20 social networking, Internet software and Internet services stocks	2x the monthly return of the UBS Next Generation Internet Index	Monthly	July 19, 2041	0.65%
ETRACS ISE Solid State Drive Index ETN	SSDD	Unleveraged long exposure	11 Solid State Drive and component manufacturer stocks	1x return of ISE Solid State Drive™ Index	None	September 13, 2041	0.65%
ETRACS Monthly 2xLeveraged ISE Solid State Drive Index ETN	SSDL	2xLeveraged exposure	11 Solid State Drive and component manufacturer stocks	2x the monthly return of ISE Solid State Drive™ Index	Monthly	September 13, 2041	0.65%
ETRACS Monthly 2xLeveraged ISE Cloud Computing Total Return Index ETN	LSKY	2xLeveraged exposure	40 cloud computing stocks spanning the pure play, non pure play and technology conglomerate categories	2x the monthly return of ISE Cloud Computing™ Total Return Index	Monthly	October 4, 2041	0.60%

Issuer Credit Rating1: UBS AG; Aa3 (Moody’s); A (S&P) and A (Fitch); as of November 30, 2011

An investment in ETRACS ETNs involves risks, including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement for the ETRACS ETNs.

For questions or additional information about ETRACS:

Contact us	ETRACS Investor Service Center: +1-877-ETRACS 5	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Website: etracs.com

ETRACS. Innovative strategies, convenient access	+1-877-ETRACS 5	etracs@ubs.com

1The issuer credit rating as of November 30, 2011 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations there under. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

Futures and futures options trading is speculative, involves a high degree of risk and is not suitable for all investors. Past performance is not necessarily indicative of future results.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offerings of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect.

UBS has contracted with Standard & Poor’s to maintain and calculate the “UBS Next Generation Internet Index”. S&P shall have no liability for any errors or omissions in calculating the Index.

© UBS 2011. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. “ISE Cloud Computing™ Total Return Index”, “ISE Solid State Drive™ Index”, “ISE™®”, and “International Securities Exchange®” are trademarks of International Securities Exchange, LLC (“ISE” or “Licensor”) and have been licensed for use for certain purposes by UBS Securities LLC and its affiliates. UBS AG’s ETRACS Monthly 2xLeveraged ISE Cloud Computing TR Index ETN, ETRACS ISE Solid State Drive Index ETN and ETRACS Monthly 2xLeveraged ISE Solid State Drive Index ETN based on the ISE Cloud Computing™ Total Return Index and ISE Solid State Drive™ Index, respectively, are not sponsored, endorsed, sold or promoted by ISE, and ISE makes no representation regarding the advisability of trading in such product(s). Other marks may be trademarks of their respective owners. All rights reserved.

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